UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54218

NOTIFICATION OF LATE FILING	CUSIP NUMBER
26928L 107

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EVO Transportation & Energy Services, Inc.
Full Name of Registrant

Former Name if Applicable

2075 W Pinnacle Peak Rd. Suite 130
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85027
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EVO Transportation & Energy Services, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2020 within the prescribed time period without unreasonable effort and expense because the Company needs additional time to complete the presentation of certain information in its financial statements and notes thereto.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas J. Abood	612	247-0767
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No ☒

The Company has not yet filed its Quarterly Report on Form 10-Q for the period ended September 30, 2019, its Annual Report on Form 10-K for the year ended December 31, 2019, or its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 or June 30, 2020.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates significant changes in our results of operations from the three-month period ended September 30, 2019 to the three-month period ended September 30, 2020, which is the period covered by the subject report.  The reasons for the significant changes are: (a) we borrowed an additional $6.275 million under our senior credit facility in the first quarter of 2020, (b) we raised $6.15 million from private offerings of equity securities in the first quarter of 2020, and (c) we obtained a $10,000,000 loan under the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security Act in the second quarter of 2020.  Accordingly, we anticipate our financial statements for the three-month period ended September 30, 2020 will reflect, among other things, significant increases in revenue, a significant increase in net cash used in operating activities, and significant increases in total assets and liabilities.  We are unable to provide a quantitative estimate of these or other amounts at this time because our financial statements remain subject to ongoing review by management and our auditors.

EVO Transportation & Energy Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2020	By.	/s/ Thomas J. Abood
Thomas J. Abood Chief Executive Officer (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).